

July 9, 2014

Via E-mail
Thomas E. Werner
Senior Vice President, Finance and Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Re: Hospira, Inc.
        Form 10-K for the Year Ended December 31, 2013
        Filed February 12, 2014
        File No. 001-31946

Dear Mr. Werner:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition, page 52

1. In the chargebacks discussion on page 53 you indicate that a significant portion of your specialty injectable pharmaceuticals products are made through wholesalers and subject to chargebacks. Based on the levels of chargeback provisions presented in your table on page 54 for the last two years and in the similar table from your 2011 Form 10-K and the net specialty injectable pharmaceuticals revenues for your Americas operating segment as disclosed on page 42, it appears that chargebacks as a percentage of these gross revenues have declined to 31.1% in 2013 as compared to 41.8% in 2012 and 38.5% in 2011. Please address the following:
   - Tell us why the level of chargebacks appears to have declined so significantly in 2013.

- Tell us the amounts of the adjustments included in the current period provisions for each of the last three years related to chargeback estimates of prior years.
- Tell us why disclosure of this apparent decline in 2013 is not warranted in your MD&A.
- Tell us why you present only two years information in your chargebacks and rebates table presented on page 54 instead of three years to conform with the number of statements of income presented.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Product Recalls, Customer Sales Allowance, Customer Accommodations and Other Related Accruals, page 71

2. You disclose that you accrue costs for product recalls, customer sales allowances, customer accommodations and other related costs based on your best estimates when it is probable a charge or liability has been incurred, you commit to a plan and/or regulatory requirement dictates the need for corrective or preventative action and the amount of loss can be reasonably estimated. Please tell us the basis for your accounting and reference for us the authoritative literature you relied upon to support your accounting. At a minimum, in your response please ensure you address the following:
   - What you mean by customer accommodations and why it is appropriate to charge them to cost of products sold;
   - What types of costs are included in "other related costs" and where you charge them in your statements of income (loss);
   - Why it is appropriate to recognize customer sales allowance charges "to be offered to customers" as liabilities for apparent future sales to customers; and
   - Why it is appropriate to accrue costs based on when you commit to a plan and/or regulatory requirement dictates the need for corrective or preventive action.

Note 4 – Device Strategy, page 79

3. Please tell us why it is appropriate to record the $104.3 million in customer sales allowances and the $65.2 million in consulting, customer accommodations, contract termination, collection and destruction, and other costs in 2013. Separately reference for us the authoritative literature you relied upon to support your accounting. In your response, tell us:
   - When in 2013 you recorded these costs and why it was appropriate to accrue them in the period you did; and
   - Whether the Device Strategy was mandated by regulatory requirements or undertaken solely pursuant to a plan by management.

Note 17 – Product Recalls, Customer Sales Allowance, Customer Accommodations and Other Related Accruals, page 87

4. Please provide us a breakdown of your $214.2 million accrual at December 31, 2013 by each of the individual components you identify (e.g., product recalls, customer sales allowance, customer accommodations, and other related costs) and further separate these amounts between your Device Strategy and any other material program or plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant